08002342

82-03138

BAE SYSTEMS plc

Annual Information Update for the 12 months up to and including 22 April 2008.

In accordance with Prospectus Rule 5.2, BAE Systems plc ("the Company") announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service over the previous 12 months:

SUPPL

| | |
|---|---|
| 27/04/07 | Transaction in Own Shares |
| 30/04/07 | Total Voting Rights |
| 30/04/07 | Annual Information Update |
| 01/05/07 | Transaction in Own Shares |
| 02/05/07 | Transaction in Own Shares |
| 07/05/07 | Proposed Acquisition of Armor Holdings Inc. |
| 08/05/07 | Proposed Acquisition of Armor Holdings Inc. and Placing to raise approximately £750 million |
| 08/05/07 | Result of Equity Issue |
| 09/05/07 | AGM Statement |
| 09/05/07 | Result of AGM (Poll Results) |
| 10/05/07 | Additional Listing |
| 10/05/07 | Notification of documents lodged with the Financial Services Authority's Document Viewing Facility: AGM resolutions relating to special business |
| 18/05/07 | Notification of document lodged with the Financial Services Authority's Document Viewing Facility: Preference Shareholder – Final Conversion Rights |
| 22/05/07 | Director/PDMR Shareholding |
| 30/05/07 | Directorate Change |
| 31/05/07 | Total Voting Rights |
| 31/05/07 | Director Declaration |
| 04/06/07 | Director/PDMR Shareholding |
| 08/06/07 | Additional Listing |
| 08/06/07 | Conversion of Securities |
| 14/06/07 | Director/PDMR Shareholding |
| 15/06/07 | Director Declaration |
| 22/06/07 | Director/PDMR Shareholding |
| 26/06/07 | Department of Justice Investigation |
| 26/06/07 | Conversion of Securities |
| 29/06/07 | Total Voting Rights |
| 02/07/07 | Holding in Company |
| 06/07/07 | Acquisition: IFS-Defence Limited purchases Information Science Consultants Limited |
| 24/07/07 | Director/PDMR Shareholding |
| 25/07/07 | Agreement with VT Group |

| | |
|---|---|
| 26/07/07 | Blocklisting Interim Review |
| 31/07/07 | Completion of Acquisition of Armor Holdings Inc. |
| 31/07/07 | Total Voting Rights |
| 07/08/07 | Additional Listing |
| 08/08/07 | Directorate Change |
| 09/08/07 | Interim Results (for the six months ended 30 June 2007) |
| 10/08/07 | Director/PDMR Shareholding |
| 20/08/07 | Disposal: Completion of Sale of Inertial Products business |
| 22/08/07 | Director/PDMR Shareholding |
| 31/08/07 | Total Voting Rights |
| 05/09/07 | Director Declaration |
| 14/09/07 | Holding in Company |
| 17/09/07 | Agreement between the Kingdom of Saudi Arabia and the UK Government for the supply of 72 Typhoon Aircraft |
| 18/09/07 | Director/PDMR Shareholding |
| 28/09/07 | Total Voting Rights |
| 02/10/07 | Director/PDMR Shareholding |
| 16/10/07 | Directorate Change |
| 16/10/07 | Mike Turner – Share Award |
| 16/10/07 | Director/PDMR Shareholding |
| 23/10/07 | Director/PDMR Shareholding |
| 31/10/07 | Holding in Company |
| 31/10/07 | Total Voting Rights |
| 05/11/07 | Holding in Company |
| 15/11/07 | Director/PDMR Shareholding |
| 23/11/07 | Disposal: Cybersim (Pty) Limited |
| 27/11/07 | Acquisition: Pitch Technologies AB |
| 30/11/07 | Total Voting Rights |
| 30/11/07 | Notice of Results |
| 04/12/07 | Director/PDMR Shareholding |
| 04/12/07 | Holding in Company |
| 04/12/07 | Director/PDMR Shareholding |
| 06/12/07 | Holding in Company |
| 07/12/07 | Holding in Company |
| 10/12/07 | Holding in Company |
| 17/12/07 | Director/PDMR Shareholding |
| 19/12/07 | Disposal: Surveillance and Attack business |
| 21/12/07 | Director/PDMR Shareholding |
| 24/12/07 | Acquisition: MTC Technologies, Inc |
| 31/12/07 | Total Voting Rights |
| 03/01/08 | Acquisition of Petards Group plc's UK Government and Commercial Software business |
| 07/01/08 | Blocklisting Interim Review |
| 16/01/08 | Director/PDMR Shareholding |
| 17/01/08 | Holding in Company |
| 18/01/08 | Acquisition: Tenix Defence |
| 31/01/08 | Total Voting Rights |
| 18/02/08 | Director/PDMR Shareholding |
| 20/02/08 | Directorate Change |
| 21/02/08 | Financial Results (for year ended 31 December 2007) |

| | |
|---|---|
| 25/02/08 | Director Declaration |
| 28/02/08 | Notification of Annual Results Presentation to Banks (for Bondholders re £100,000,000 10 ¾% Bonds due 2014 and £150,000,000 11 7/8% Bonds due 2008 |
| 29/02/08 | Total Voting Rights |
| 05/03/08 | Disposal: Flight Systems business |
| 13/03/08 | Director/PDMR Shareholding |
| 17/03/08 | Director/PDMR Shareholding |
| 26/03/08 | Director/PDMR Shareholding |
| 27/03/08 | Notice of Results |
| 28/03/08 | Notification of documents lodged with the Financial Services Authority's Document Viewing Facility: Annual Report 2007 , Notice of 2008 Annual General Meeting, Notification of Annual Report 2007 and 2008 AGM, and Proxy card, and proposed changes to the Company's Articles of Association |
| 31/03/08 | Total Voting Rights |
| 31/03/08 | Director/PDMR Shareholding |
| 02/04/08 | Director/PDMR Shareholding |
| 04/04/08 | Transaction in Own Shares |
| 16/04/08 | Director/PDMR Shareholding |
| 16/04/08 | Acquisition: IST Dynamics |
| 16/04/08 | Holding in Company |

Details of all regulatory announcements can be found in full on the Company's Market News pages on the London Stock Exchange website at www.londonstockexchange.com/marketnews.

The Financial Services Authority's Document Viewing Facility is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The Company has a Level 1 ADR program in the United States of America where its shares (in the form of American Depositary Receipts) are traded on an OTC (Over the Counter) basis but are not listed. The Company files hard copies of its UK regulatory filings with the US Securities and Exchange Commission.

The Company has submitted the following filings to the UK Registrar of Companies (Companies House) over the previous 12 months:

| | |
|---|---|
| 03/05/07 | Return of Allotments |
| 03/05/07 | Return of Allotments |
| 03/05/07 | Return of Allotments |
| 03/05/07 | Return of Allotments |
| 03/05/07 | Return of Allotments |
| 03/05/07 | Return of Allotments |
| 03/05/07 | Return of Allotments |
| 10/05/07 | Resignation of Director |
| 10/05/07 | Resignation of Director |
| 15/05/07 | Purchase of own shares for holding in Treasury |

| | |
|---|---|
| 15/05/07 | Return of Allotments |
| 15/05/07 | Return of Allotments |
| 15/05/07 | Return of Allotments |
| 15/05/07 | Return of Allotments |
| 15/05/07 | Return of Allotments |
| 15/05/07 | Return of Allotments |
| 15/05/07 | Return of Allotments |
| 15/05/07 | Return of Allotments |
| 15/05/07 | Return of Allotments |
| 15/05/07 | Return of Allotments |
| 15/05/07 | Return of Allotments |
| 16/05/07 | Purchase of own shares for holding in Treasury |
| 16/05/07 | Purchase of own shares for holding in Treasury |
| 21/05/07 | Return of Allotments |
| 23/05/07 | Annual Report for the year ended 31 December 2006 |
| 23/05/07 | Purchase of own shares for holding in Treasury |
| 23/05/07 | Purchase of own shares for holding in Treasury |
| 23/05/07 | Return of Allotments |
| 23/05/07 | Return of Allotments |
| 23/05/07 | Return of Allotments |
| 23/05/07 | Return of Allotments |
| 23/05/07 | Return of Allotments |
| 23/05/07 | Return of Allotments |
| 23/05/07 | Return of Allotments |
| 23/05/07 | Return of Allotments |
| 29/05/07 | Special Resolutions relating to the disapplication of pre-emption rights; the authority to purchase own shares; the amendment of the Articles of Association, and ordinary resolution in relation to the allotment of shares for cash. |
| 01/06/07 | Return of Allotments |
| 01/06/07 | Share Purchase Agreement |
| 04/06/07 | Return of Allotments |
| 11/06/07 | Return of Allotments |
| 11/06/07 | Return of Allotments |
| 15/06/07 | Return of Allotments |
| 15/06/07 | Return of Allotments |
| 21/06/07 | Purchase of own shares for holding in Treasury |
| 22/06/07 | Return of Allotments |
| 22/06/07 | Return of Allotments |
| 22/06/07 | Return of Allotments |
| 22/06/07 | Return of Allotments |
| 22/06/07 | Return of Allotments |
| 22/06/07 | Return of Allotments |
| 22/06/07 | Return of Allotments |
| 22/06/07 | Return of Allotments |
| 22/06/07 | Return of Allotments |
| 22/06/07 | Return of Allotments |
| 22/06/07 | Return of Allotments |
| 22/06/07 | Return of Allotments |
| 26/06/07 | Return of Allotments |

| | |
|---|---|
| 26/06/07 | Conversion/cancellation of Preference Shares |
| 27/06/07 | Return of Allotments |
| 28/06/07 | Return of Allotments |
| 06/07/07 | Return of Allotments |
| 06/07/07 | Return of Allotments |
| 06/07/07 | Return of Allotments |
| 06/07/07 | Return of Allotments |
| 06/07/07 | Return of Allotments |
| 06/07/07 | Return of Allotments |
| 06/07/07 | Return of Allotments |
| 06/07/07 | Return of Allotments |
| 12/07/07 | Appointment of Director |
| 13/07/07 | Annual Return |
| 16/07/07 | Return of Allotments |
| 16/07/07 | Return of Allotments |
| 16/07/07 | Return of Allotments |
| 16/07/07 | Return of Allotments |
| 31/07/07 | Appointment of Director |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 03/08/07 | Return of Allotments |
| 16/08/07 | Return of Allotments |
| 20/08/07 | Return of Allotments |
| 20/08/07 | Return of Allotments |
| 20/08/07 | Return of Allotments |
| 20/08/07 | Return of Allotments |
| 20/08/07 | Return of Allotments |
| 20/08/07 | Return of Allotments |
| 21/08/07 | Return of Allotments |
| 21/08/07 | Return of Allotments |
| 21/08/07 | Return of Allotments |
| 21/08/07 | Return of Allotments |
| 21/08/07 | Return of Allotments |
| 21/08/07 | Return of Allotments |
| 21/08/07 | Return of Allotments |
| 21/08/07 | Return of Allotments |
| 21/08/07 | Return of Allotments |
| 08/09/07 | Return of Allotments |

| | |
|---|---|
| 08/09/07 | Return of Allotments |
| 08/09/07 | Return of Allotments |
| 08/09/07 | Return of Allotments |
| 08/09/07 | Return of Allotments |
| 08/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 18/09/07 | Return of Allotments |
| 19/09/07 | Return of Allotments |
| 19/09/07 | Return of Allotments |
| 19/09/07 | Return of Allotments |
| 19/09/07 | Return of Allotments |
| 22/09/07 | Return of Allotments |
| 22/09/07 | Return of Allotments |
| 22/09/07 | Return of Allotments |
| 22/09/07 | Return of Allotments |
| 22/09/07 | Return of Allotments |
| 17/10/07 | Resignation of Director |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 18/10/07 | Return of Allotments |
| 23/10/07 | Return of Allotments |
| 23/10/07 | Return of Allotments |
| 23/10/07 | Return of Allotments |
| 23/10/07 | Return of Allotments |
| 23/10/07 | Return of Allotments |

| | |
|---|---|
| 23/10/07 | Return of Allotments |
| 23/10/07 | Return of Allotments |
| 26/10/07 | Return of Allotments |
| 26/10/07 | Return of Allotments |
| 26/10/07 | Return of Allotments |
| 26/10/07 | Return of Allotments |
| 26/10/07 | Return of Allotments |
| 26/10/07 | Return of Allotments |
| 26/10/07 | Return of Allotments |
| 26/10/07 | Return of Allotments |
| 26/10/07 | Return of Allotments |
| 26/10/07 | Return of Allotments |
| 03/11/07 | Annual Return |
| 06/11/07 | Conversion and cancellation of Preference Shares |
| 07/11/07 | Return of Allotments |
| 07//11/07 | Return of Allotments |
| 07/11/07 | Return of Allotments |
| 07/11/07 | Return of Allotments |
| 07/11/07 | Return of Allotments |
| 13/11/07 | Return of Allotments |
| 13/11/07 | Return of Allotments |
| 14/11/07 | Return of Allotments |
| 14/11/07 | Return of Allotments |
| 14/11/07 | Return of Allotments |
| 14/11/07 | Return of Allotments |
| 14/11/07 | Return of Allotments |
| 22/11/07 | Return of Allotments |
| 22/11/07 | Return of Allotments |
| 22/11/07 | Return of Allotments |
| 22/11/07 | Return of Allotments |
| 28/11/07 | Return of Allotments |
| 28/11/07 | Return of Allotments |
| 28/11/07 | Return of Allotments |
| 28/11/07 | Return of Allotments |
| 13/12/07 | Reprinted Memorandum & Articles of Association |
| 14/12/07 | Return of Allotments |
| 14/12/07 | Return of Allotments |
| 20/12/07 | Return of Allotments |
| 31/12/07 | Return of Allotments |
| 31/12/07 | Return of Allotments |
| 31/12/07 | Return of Allotments |
| 31/12/07 | Return of Allotments |
| 31/12/07 | Return of Allotments |
| 10/01/08 | Resignation of Director |
| 10/01/08 | Return of Allotments |
| 10/01/08 | Return of Allotments |
| 18/01/08 | Return of Allotments |
| 18/01/08 | Return of Allotments |
| 18/01/08 | Return of Allotments |
| 18/01/08 | Return of Allotments |

| | |
|---|---|
| 18/01/08 | Return of Allotments |
| 22/01/08 | Change in Director's Particulars |
| 23/01/08 | Return of Allotments |
| 23/01/08 | Return of Allotments |
| 23/01/08 | Return of Allotments |
| 23/01/08 | Return of Allotments |
| 23/01/08 | Return of Allotments |
| 23/01/08 | Return of Allotments |
| 23/01/08 | Return of Allotments |
| 29/01/08 | Return of Allotments |
| 29/01/08 | Return of Allotments |
| 29/01/08 | Return of Allotments |
| 29/01/08 | Return of Allotments |
| 12/02/08 | Return of Allotments |
| 12/02/08 | Return of Allotments |
| 21/02/08 | Return of Allotments |
| 06/03/08 | Return of Allotments |
| 06/03/08 | Return of Allotments |
| 06/03/08 | Return of Allotments |
| 12/03/08 | Return of Allotments |
| 12/03/08 | Return of Allotments |
| 12/03/08 | Return of Allotments |
| 20/03/08 | Return of Allotments |
| 20/03/08 | Return of Allotments |
| 20/03/08 | Return of Allotments |
| 20/03/08 | Return of Allotments |
| 20/03/08 | Return of Allotments |
| 01/04/08 | Return of Allotments |
| 01/04/08 | Return of Allotments |
| 01/04/08 | Return of Allotments |
| 01/04/08 | Return of Allotments |
| 08/04/08 | Return of Allotments |
| 08/04/08 | Return of Allotments |
| 08/04/08 | Return of Allotments |
| 08/04/08 | Return of Allotments |
| 08/04/08 | Return of Allotments |
| 08/04/08 | Return of Allotments |
| 08/04/08 | Return of Allotments |
| 11/04/08 | Transfer of Own Shares out of Treasury |
| 16/04/08 | Return of Allotments |
| 16/04/08 | Return of Allotments |
| 16/04/08 | Return of Allotments |
| 16/04/08 | Return of Allotments |
| 16/04/08 | Return of Allotments |
| 16/04/08 | Return of Allotments |
| 16/04/08 | Return of Allotments |
| 18/04/08 | Return of Allotments |
| 18/04/08 | Return of Allotments |
| 18/04/08 | Return of Allotments |
| 18/04/08 | Return of Allotments |

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

The Company's Annual Report for 2007 and further information about the Company can be found on the Company's website at www.baesystems.com. A copy of this Annual Information Update can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.

David Parkes
Company Secretary
23 April 2008

END